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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ITC^DeltaCom, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45031T 10 4
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2007
(Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45031T 10 4	Page	2	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tennenbaum Capital Partners, LLC (1) (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,533,515 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,533,515 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,533,515 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, OO
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBF II”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”), which are the registered holders of warrants (the “Warrants”) to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc. (the “Preferred Stock”) held by the reporting persons, initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2) Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 30, 2007, as reported by ITC^Deltacom, Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2007, and (b) 3,533,515 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	3	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SVIM/MSM II, LLC (IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		277,798 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

277,798 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

277,798 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2) Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 30, 2007, as reported by ITC^Deltacom, Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2007, and (b) 277,798 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	4	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SVAR/MM, LLC (IRS ID # 45-0479188)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		171,651 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

171,651 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

171,651 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2) Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 30, 2007, as reported by ITC^Deltacom, Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2007, and (b) 171,651 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	5	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,533,515 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,533,515 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,533,515 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2) Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 30, 2007, as reported by ITC^Deltacom, Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2007, and (b) 3,533,515 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	6	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,533,515 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,533,515 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,533,515 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2) Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 30, 2007, as reported by ITC^Deltacom, Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2007, and (b) 3,533,515 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

Item 1. Security and Issuer.
          This Statement relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7037 Old Madison Pike, Huntsville, Alabama 35806.
Item 2. Identity and Background.
          (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum, a United States citizen (“Mr. Tennenbaum”). TCP, SVIM/MSM II, SVAR/MM, TCO and Mr. Tennenbaum (collectively, the “Reporting Persons”) are filing this Statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
          (b) The address of each Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.
          (c) The principal business of TCP is investment advising. Its managing member is TCO. The principal business of SVIM/MSM II is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBF II”). Its managing member is TCO. The principal business of SVAR/MM is serving as managing member of Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”). Its managing member is TCO. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as senior managing partner of TCP.
          (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
          (e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Tennenbaum is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
          This Statement relates to the acquisition by the Reporting Persons (or their affiliates) from the Issuer of warrants (the “Warrants”) to purchase shares of Series C Convertible Preferred Stock (the “Preferred Stock,” and together with the Common Stock and the Warrants, the “Securities”) of the Issuer, initially convertible into 3,533,515 shares of Common Stock. As further described in Item 6 below, the Warrants will become exercisable on the earliest to occur of (a) June 30, 2007, (b) a change of control of the Issuer or (c) certain other liquidity events with respect to the Issuer’s controlling stockholder. The Reporting Persons acquired the Warrants in the connection with the transactions, and for the consideration, described in Item 6, using the sources of funds described in Item 4 of the Cover Pages hereof.

Item 4. Purpose of Transaction.
          The Reporting Persons acquired the Securities for investment purposes. They intend to monitor and evaluate their investment in the Securities on a continuing basis.
          Except as described herein, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Securities and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of the Securities from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Securities in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Securities, in any manner permitted by law.
Item 5. Interest in Securities of the Issuer.
          (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 15.8% of the outstanding shares of Common Stock of the Issuer, based on 18,766,942 shares of Common Stock outstanding as of March 30, 2007, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2007, and include 3,533,515 shares of Common Stock issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1). TCP may be deemed to beneficially own 3,533,515 shares of Common Stock (15.8% of the outstanding shares), which includes 277,798 shares which it has shared voting and dispositive power with SVIM/MSM II, TCO and Mr. Tennenbaum and 171,651 shares which it has shared voting and dispositive power with SVAR/MM, TCO and Mr. Tennenbaum; SVIM/MSM II may be deemed to beneficially own 277,798 shares of Common Stock (1.5% of the outstanding shares), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVAR/MM may be deemed to beneficially own 171,651 shares of Common Stock (0.9% of the outstanding shares), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 3,533,515 shares of Common Stock (15.8% of the outstanding shares), which includes 277,798 shares which it has shared voting and dispositive power with TCP, SVIM/MSM II and Mr. Tennenbaum and 171,651 shares which it has shared voting and dispositive power with TCP, SVAR/MM and Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 3,533,515 shares of Common Stock (15.8% of the outstanding shares), which includes 277,798 shares which he has shared voting and dispositive power with TCP, SVIM/MSM II and TCO and 171,651 shares which he has shared voting and dispositive power with TCP, SVAR/MM and TCO. None of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the Securities.
          (c) There have been no purchases or sales of the Securities within the last 60 days.
          (d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
First Lien Notes
          On July 26, 2005, the Issuer entered into a Note Purchase Agreement with Interstate FiberNet, Inc. (“IFN”), a wholly-owned subsidiary of the Issuer, the Issuer’s subsidiary guarantors, the first lien note purchasers, TCP, as agent for the first lien note purchasers, and TCP Agency Services, LLC, as collateral agent (the “Note Purchase Agreement”). The first lien note purchasers are institutional investors, including SVBF II, SVAR and Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), as assignee. SVBF II, SVAR and SVCP are investment funds affiliated with TCP.
          Under the Note Purchase Agreement, IFN issued first lien, senior secured notes due 2009 in the total principal amount of $209 million. The first lien notes accrue interest, payable quarterly, at an annual rate equal to the specified London Interbank Offered Rate, or LIBOR, plus 8%, with the portion of any interest in excess of a 12% annual rate payable in-kind, or PIK, at the Issuer’s option, and accrue additional PIK interest, payable on a quarterly basis, at an annual rate of 0.5%. No scheduled principal payments will be due on the first lien notes before the maturity date of July 26, 2009. The first lien notes are pre-payable at the Issuer’s option at specified premiums to the principal amount that will decline over the note term from 108% during the twelve-month period beginning on July 31, 2005 to 100% during the period from April 1, 2009 through the maturity date.
          On November 10, 2006, IFN issued an additional $21 million principal amount of first lien notes with the same payment terms and the same July 26, 2009 maturity date as the original first lien notes. The Issuer paid the holders of the outstanding first lien notes a fee of $611,000 for consenting to an amendment to the Note Purchase Agreement made in connection with the sale of the additional notes (the “Amendment to Note Purchase Agreement”). The Amendment to Note Purchase Agreement modified some of the financial and operating covenants in the Note Purchase Agreement to reflect changes required by the issuance of the additional first lien notes, concurrent modifications to an unsecured vendor note, and operating requirements that include additional capital expenditures the Issuer intends to make with the new note proceeds.
Second Lien Notes
          On July 26, 2005, the Issuer entered into an amendment to its junior, second lien credit agreement, under which approximately $55.7 million of loans were then outstanding. The amendment extended the maturity date of the loans from June 30, 2009 to August 26, 2009, eliminated all scheduled principal payments prior to maturity, and increased the annual rate at which interest accrues. Under the amended agreement, the loans accrue cash interest at an annual rate equal to LIBOR plus 7.75% and accrue PIK interest, payable on a quarterly basis, at an annual rate of 0.75%. The operating and financial covenants of the second lien credit agreement were modified to be substantially consistent with the corresponding covenants under the first lien notes and third lien notes. Investment funds affiliated with TCP have acquired second lien notes with a principal amount of approximately $16 million in the secondary market.
Third Lien Notes
          On July 26, 2005, the Issuer entered into a Securities Purchase Agreement with IFN, the Issuer’s subsidiary guarantors, the third lien note purchasers, TCP, as agent for the third lien note purchasers, and TCP Agency Services, LLC, as collateral agent (the “Securities Purchase Agreement”). The third lien note purchasers are institutional investors, including SVBF II, SVAR, SVCP and investment funds and other persons affiliated or associated with Welsh, Carson, Anderson & Stowe, a private equity fund (the “Welsh Carson Holders”). The third lien note purchasers other than the Welsh Carson Holders are referred to below as the “TCP Purchasers.”
          Under the Securities Purchase Agreement, IFN issued third lien, senior secured notes due 2009 in the total principal amount of $50.8 million. Of this amount, IFN issued $30 million in principal amount of third lien notes to the TCP Purchasers for cash and $20.8 million in principal amount of third lien notes to the Welsh Carson Holders in exchange for the cancellation of certain indebtedness.
          The third lien notes accrue interest, payable quarterly, at an annual rate of LIBOR plus 7.5%, with the portion of any interest in excess of a 12% annual rate payable in-kind at the Issuer’s option, and accrue additional PIK interest, payable on a quarterly basis, at an annual rate of 4.5%. No scheduled principal payments will be due on the third lien notes before the maturity date of September 26, 2009, which will be two months after the maturity date of the first lien notes. The third lien notes are pre-payable at the Issuer’s option at specified premiums to the principal amount that will decline over the note term from 108% during the twelve-month period beginning on July 31, 2005 to 100% during the period from April 2, 2009 through the maturity date.
          In connection with the issuance of additional first lien notes and the Amendment to Note Purchase Agreement in November 2006, the related covenants under the Securities Purchase Agreement were amended to reflect similar modifications (the “Amendment to Securities Purchase Agreement”).
Warrants
          Pursuant to the Securities Purchase Agreement, the Issuer issued 9,000,000 Warrants to the TCP Purchasers. Each Warrant is represented by a warrant certificate which entitles the holder to purchase one share of Preferred Stock and a portion of an additional share of Preferred Stock equal to the cumulative amount of PIK dividends that would have accrued with respect to one share of Preferred Stock from the warrant issue date of July 26, 2005 through the warrant exercise date if such share had been outstanding during this period. Each share of Preferred Stock is convertible into 0.4445 of one share of Common Stock, subject to antidilution adjustments. Each Warrant also entitles the holder to purchase the number of shares of Common Stock into which the shares of Preferred Stock otherwise issuable upon exercise of the Warrant would be convertible as of the exercise date.
          The Issuer entered into a Warrant Agreement, dated as of July 26, 2005, with Mellon Investor Services LLC, as warrant agent (the “Warrant Agreement”). The Warrant Agreement sets forth the terms of the Warrants and the rights and obligations of the Issuer, the warrant agent and the holders of the Warrants.
          The Warrants, which have an exercise price of $0.01 and expire on July 1, 2009, will become exercisable on the earliest to occur of the following dates:
•	June 30, 2007;

•	the date on which there is a change of control of the Issuer, as defined in the Warrant Agreement; and

•	the date on which cumulative sales or other transfers from and after July 26, 2005 by the Welsh Carson Holders of their equity securities in the Issuer, other than to affiliates and other permitted transferees, will have resulted either in total cash proceeds to the Welsh Carson Holders in excess of $5.0 million or in total transfers of over approximately 1,872,667 shares of Common Stock, calculated on an as-converted, as-exercised basis with respect to all securities of the Issuer held by the Welsh Carson Holders.

Registration Rights Agreement
          On July 26, 2005, the Issuer entered into a Registration Rights Agreement with the TCP Purchasers (the “Registration Rights Agreement”). The Registration Rights Agreement obligates the Issuer to register specified securities for resale by the TCP Purchasers in the public market during an eight-year period beginning on the date of the Registration Rights Agreement. The registrable securities under the Registration Rights Agreement include the Warrants, the Preferred Stock and Common Stock issuable upon exercise of the Warrants, and the Common Stock issuable upon conversion of the Preferred Stock. The holders of registrable securities are entitled to shelf registration rights, two demand registrations and unlimited piggy-back registration rights. The exercise of these registration rights is subject to notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.
Governance Agreement
          On July 26, 2005, the Issuer entered into an Amended and Restated Governance Agreement with the TCP Purchasers, the Welsh Carson Holders and Campbell B. Lanier, III, who was a director and is a stockholder of the Issuer (the “Governance Agreement”). Under the Governance Agreement, the TCP Purchasers have been granted the right to designate two individuals for appointment or nomination for election to the Issuer’s board of directors. The TCP Purchasers are entitled to designate two members of the Issuer’s board of directors until such time as they no longer beneficially own at least 1,333,333 shares of Common Stock. Thereafter, the TCP Purchasers will be entitled to designate one director until such time as they cease to beneficially own Common Stock representing at least 1% of the Issuer’s outstanding voting power. For purposes of determining their entitlement to the foregoing board designation rights, the TCP Purchasers are deemed to be the beneficial owners of the Common Stock they could receive upon exercise of the Warrants.
          Pursuant to the Governance Agreement, the TCP Purchasers have agreed that, without the written consent of the Issuer’s board of directors, they will not, directly or indirectly, acquire, agree to acquire, or assist others to acquire voting securities representing a majority of the Issuer’s voting power.
          The Governance Agreement grants the TCP Purchasers and the Welsh Carson Holders the right, subject to specified exceptions, to purchase their allocable share of new issues of equity securities of the Issuer before the Issuer may sell the new securities to other buyers. The TCP Purchasers and the Welsh Carson Holders are entitled to subscribe to each such issuance in the amount required by each group of security holders to maintain the group’s fully diluted ownership position in the Issuer at the time of the proposed issuance.
          The Governance Agreement will terminate with respect to the TCP Purchasers on the date on which the TCP Purchasers cease to be entitled to designate at least one director for appointment or election to the Issuer’s board of directors.
          The foregoing descriptions of the Note Purchase Agreement, the Securities Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement and the Governance Agreement are qualified in their entirety by reference to the full text of such agreements, which have been filed as exhibits to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005, and are incorporated herein by reference. The foregoing descriptions of the Amendment to Note Purchase Agreement and the Amendment to Securities Purchase Agreement are qualified in their entirety by reference to the full text of such agreements, which have been filed as exhibits to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Power of Attorney, dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Warrant Agreement, dated as of July 26, 2005, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 4	Note Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 5	Amendment No. 1 to Note Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the New Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.9.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 6	Securities Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 7	Amendment No. 1 to Securities Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.11.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 8	Amended and Restated Governance Agreement, dated as of July 26, 2005, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 9	Registration Rights Agreement, dated as of July 26, 2005, among the Issuer and the TCP Security Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2007	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC,
a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC,
a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact

Exhibit Index

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Power of Attorney, dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Warrant Agreement, dated as of July 26, 2005, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 4	Note Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 5	Amendment No. 1 to Note Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the New Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.9.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 6	Securities Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 7	Amendment No. 1 to Securities Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.11.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 8	Amended and Restated Governance Agreement, dated as of July 26, 2005, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 9	Registration Rights Agreement, dated as of July 26, 2005, among the Issuer and the TCP Security Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 1
JOINT FILING AGREEMENT
          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of ITC^Deltacom, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.
[Signature page follows]

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 9th day of May, 2007.

TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC,
a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

Name:	Michael E. Tennenbaum
Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

*By:	/s/ David A. Hollander

David A. Hollander Attorney-in-fact